LETTERHEAD OF CARROLLTON BANCORP
February 9, 2007

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  John P. Nolan
       Accounting Branch Chief


                Re:     Carrollton Bancorp (the "Company")
                        Form 10-K for the fiscal year ended December 31, 2005 Filed March 24, 2006
                        Form 10-Q for fiscal quarter ended September 30, 2006 File No. 000-23090
                        --------------------------------------------------------


Dear Mr. Nolan:

         This will acknowledge receipt of, and thank you for, your letter of January 26, 2007 (the "Second Comment Letter") containing your comments to our response letter dated January 19, 2007 which responded to your initial comments regarding the above-referenced filings (the "December 31, 2005 Form 10-K"; the "September 30, 2006 Form 10-Q").

         We have the following responses to the comments set forth in the Second Comment Letter:

         Form 10-K for the fiscal year ended December 31, 2005

         Consolidated Financial Statements

         Note 1 -- Summary of Significant Accounting Policies

         Derivative Instruments and Hedging Activities, page 41

Comment 1.
----------
                  We note your supplemental response to comments of our letter dated December 15, 2006. Please tell us the following regarding this hedging relationship:

          o how you estimate the hedged future cash flows to ensure that the cash flows are probable of occurring;

          o the specific prime rate index used for determining interest payment on the loans and the interest rate floor;

          o how you considered that the interest rate index of the portfolio of variable-rate loans is not a benchmark rate as defined in SFAS 133, including the specific reference to the literature upon which you relied;

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United States Securities and
Exchange Commission
February 9, 2007
Page 2


          o clarify whether the documented hedge risk specifies that the cash flows hedged are the overall changes in cash flows below the designated 7% strike rate;

          o how you considered margin variability (that is, changes in the spread over the non-benchmark rate) attributable to the hedged cash flows, which are the interest payments received first chronologically;

          o how you considered the difference in timing between the interest payments received and the dates payment are received pursuant to the floor agreement, provided the prime rate falls below the 7% strike price;

          o the specific quantitative and qualitative measures you use to assess hedge effectiveness;

          o the specific guidance upon which you relied in determining the appropriate prospective and retrospective method of assessing effectiveness;

          o    the   specific   quantitative   measure   you   use  to   measure
               ineffectiveness and how it is applied;

          o the specific guidance upon which you relied in determining the appropriate method of measuring ineffectiveness; and

          o your response indicates that you use the variable cash flow method approach of SFAS 133 Implementation Guidance Issue G7 for measuring ineffectiveness; however, please note that Issue G7 is applicable for cash flow hedges using an interest rate swap as the hedging instrument.

Response:      The Company can identify the first USD-Prime based interest payments received each quarter by Carrollton Bank (the "Bank") for the next four years that, in the aggregate for each quarter, are payments on the $10 million principal balance of its existing USD-Prime + 0 margin floating rate home equity loans. For the past few years, the Bank has originated and maintained over $20 million of home equity loans that float at a prime + 0 margin and expects to originate and maintain over $20 million of such loans for at least the next four years.

United States Securities and
Exchange Commission
February 9, 2007
Page 3


The floor's floating rate option is the USD-Prime rate and the floor strike rate is 7%. The home equity loans' floating rate option is the Wall Street Journal ("WSJ") prime rate. Historically, the WSJ prime rate has changed on the same day as the USD-Prime rate changed, and changed to equal the USD-Prime rate.

Per the amendments to the glossary of SFAS 133, a benchmark interest rate is a widely recognized and quoted rate in an active financial market that is broadly indicative of the overall interest rates attributable to high-credit-quality obligors in that market. It is a rate that is widely used in a given financial market as an underlying basis for determining the interest rates of individual financial instruments and commonly referenced in interest-rate-related transactions. The USD-Prime rate and the WSJ prime rate are both widely recognized and widely used in financial markets.

The Bank is asset sensitive. The documented hedge risk is that, in a declining interest rate environment, the Bank is exposed to interest rate risk caused by a decline in the USD Prime and WSJ prime rates which would reduce the expected future cash flows of the $10 million principal balance of home equity loans. The strike rate of the floor purchased is 7%. Consequently, the cash flows hedged are the changes in cash flows below the 7% strike rate.

There is no margin variability on the hedged cash flows of the home equity loans. Historically, the USD-Prime rate and the WSJ prime rate have been the same rate and have changed on the same date.

The floor resets quarterly at March 14, June 14, September 14, and December 14. The Federal Open Market Committee ("FOMC") meets eight times per year, approximately every six weeks, and the USD-Prime rate has historically increased or decreased after their announcement on interest rates. The average number of days between the FOMC meeting dates and the quarterly reset dates was fifty-one
(51) days for 2006. Over the past two years and historically, the FOMC usually increases or decreases interest rates in increments of twenty-five (25) basis points. The estimated cash flow shortfall on the $10 million notional amount for fifty-one (51) days would be $3,493 ($10,000,000 * 0.0025 * 51/365).

The assessment of the hedge effectiveness at inception and on an ongoing basis is based on the extent to which changes in USD-Prime rate and WSJ prime rate have occurred after the FOMC meeting date announcement on interest rates compared to the floor quarterly reset dates.

The specific guidance relied on to determine the appropriate prospective and retrospective method of assessing effectiveness was paragraphs 28, 29, 61f, 98 and 99 of SFAS 133. Also, please see the original hedge documentation which addresses paragraphs 28 and 29 of SFAS 133 and is enclosed with this letter. A portion of the original hedge documentation, however, is covered under an accompanying request for confidential treatment pursuant to 17 C.F.R. ss. 200.83.

United States Securities and
Exchange Commission
February 9, 2007
Page 4


The specific quantitative measure used to measure ineffectiveness was the difference in the average number of days between the quarterly reset dates of the floor and the meeting dates of the FOMC in each respective calendar year over the term of the floor. The average number of days in 2006 between the quarterly reset dates and the FOMC meeting dates was 51 days. Once prime goes below 7%, the ineffectiveness for any given quarterly reset period would be $3,493 as calculated above.

The example in paragraphs 98 and 99 of SFAS 133 discuss an asset and liability that have interest rate resets on two different dates i.e. the end of the month and the 10th of the month. The measure of ineffectiveness would be the extent to which changes in the interest rate have occurred during comparable 10-day periods in the past. This is similar to the average number of days (51) between the quarterly reset days of the floor and the FOMC meeting dates.

Although the discussion of Method 1: Change in Variable Cash Flows Method of SFAS 133 Implementation Guidance Issue G7 ("Issue G7") is applicable for cash flow hedges using an interest rate swap, certain comments implied that it could be applied to a floor. Specifically, as stated in Issue G7, "[t]he change in variable cash flows method is consistent with the cash flow objective of effectively offsetting the changes in the hedged cash flows attributable to the hedged risk. The method is based on the premise that only the floating rate component of the swap provides the cash flow hedge, and any change in the swap's fair value attributable to the fixed-rate leg is not relevant to the variability of the hedged interest payments(receipts) on the floating-rate liability (asset)." In purchasing the floor, the Company paid a fixed fee and will receive variable rate on the notional amount. The floor would be the floating rate component and provides the cash flow hedge against the variable rate home equity loans. Issue G7 also provides that "[t]he calculation of ineffectiveness involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable leg of the swap and the present value of the cumulative change in the expected future interest cash flows on the floating rate asset or liability." The floor would represent the variable leg and the home equity loans represent the future interest cash flows on the floating rate asset.

It should be noted that the fee for the five year floor was $152,000. The Company's net income for 2006 was $2.6 million. Accordingly, the amount included in the financial statements applicable to SFAS 133 is not considered material to the financial statements.

United States Securities and
Exchange Commission
February 9, 2007
Page 5


Comment 2.
----------

          o Please provide us with a copy of your formal hedge documentation you created at the inception of the hedging relationship, which should clearly document your compliance with paragraphs 28 and 29 of SFAS 133.

Response: The original hedge documentation is enclosed with this response letter but a portion of such documentation is covered under an accompanying request for confidential treatment pursuant to 17 C.F.R. ss. 200.83. A copy of the request for confidential treatment has been submitted to Office of Freedom of Information and Privacy Act Operations pursuant to 17 C.F.R. 200.83(c)(3).

         If you believe that our responses to your comments require discussion, our Chief Financial Officer, James Uveges (410-536-7308) and our counsel Charles Moran of Ballard Spahr Andrews & Ingersoll, LLP (410-528-5689) will be available to speak with you at your convenience.


                                        Sincerely yours,



                                        /s/Robert A. Altieri
                                        Chief Executive Officer and President


Enclosures:       Original Hedge Documentation
                  Request for Confidential Treatment
                  Confidential Treatment Request Notification Letter

                                    LETTERHEAD OF CARROLLTON BANCORP

February 9, 2007

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  John P. Nolan
       Accounting Branch Chief


                Re:     Carrollton Bancorp (the "Company")
                        Form 10-K for the fiscal year ended December 31, 2005 Filed March 24, 2006
                        Form 10-Q for fiscal quarter ended September 30, 2006 File No. 000-23090
                        --------------------------------------------------------


Dear Mr. Nolan:

         The Company has submitted a hedge accounting designation analysis (Bates Stamp Number CB-0001) (the "Confidential Document") along with its response letter dated February 9, 2007 (the "Response Letter") to your letter of January 26, 2007 (the "Second Comment Letter") containing your comments to our response letter dated January 19, 2007 which responded to your initial comments regarding the above-referenced filings (the "December 31, 2005 Form 10-K"; the "September 30, 2006 Form 10-Q").

         Pursuant to the procedures set forth in 17 C.F.R. ss. 200.83, the Company has submitted a request for confidential treatment covering the entirety of the Confidential Document. Accordingly, the Company has submitted the Confidential Document in paper form with the Response Letter, but is not filing the Confidential Document on EDGAR.


                                        Sincerely yours,



                                        /s/Robert A. Altieri
                                        Chief Executive Officer and President

                        HEDGE INEFFECTIVENESS CALCULATION

CARROLLTON BANK

Floor
Notional amount                 10,000,000
Strike rate                          7.00%
Home equity loans
float at Prime + 0
margin                          25,000,000
Effective date                  12/14/2005

Derivative counterparty FTN Financial

                                                                                                                    Estimated
                           Floor         Days to                                                                      Cash
           FOMC          Quarterly      Quarterly                                Notional                             Flow
         Meetings        Repricing        Reset                                   Amount        Rate     Time       Shortfall
-------------------------------------------------                               ----------------------------------------------
         1/31/2006       3/14/2006          42          Average days(51)        10,000,000      0.25%   0.139726        3,493
         3/28/2006       6/14/2006          78
         5/10/2006       6/14/2006          35
         6/29/2006       9/14/2006          77
          8/8/2006       9/14/2006          37
         9/20/2006      12/14/2006          85                                  10,000,000      0.25%          1       25,000
        10/24/2006      12/14/2006          51
        12/12/2006      12/14/2006           2
                                  ------------

                                           407                                  Shortfall to annual cash flow          13.97%

Average days ineffective                    51